F. Mark Reuter
DIRECT DIAL: (513) 579-6469
FACSIMILE: (513) 579-6457
E-MAIL: mreuter@kmklaw.com

May 5, 2015
Via Edgar and e-mail (PosilT@sec.gov)
Ms. Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
 Washington, D.C. 20549
RE: Essex Rental Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2015 by Casey Capital, LLC, et al.
Soliciting Material on Schedule 14A
Filed May 4, 2015 by Casey Capital, LLC, et al.
File No. 001-34601
Dear Ms. Piland Posil:
We have received and reviewed your letter dated May 4, 2015 related to the above-referenced filings of Casey Capital, LLC ("Casey Capital").  In accordance with your request, we have responded to each of the comments included in your letter.  Our below responses to each of the items noted in your letter are made on behalf of Casey Capital and are keyed to the numerical order of your comments.
Preliminary Proxy Statement on Schedule 14A

General

1.
Given your disclosure that the company has "rejected" both Casey Capital's and Mr. Keddie's director nominations, please provide clear and prominent disclosure advising shareholders that the company has determined that the Participants are not entitled to make nominations at the company's 2015 annual meeting and that as a result, shareholders who grant Messrs. Casey and Keddie proxy authority will be disenfranchised with respect to all votes cast in favor of the three nominees named in the Participants' proxy statement.

Response:	We have provided clear and prominent disclosure advising shareholders that the company has determined that the Participants are not entitled to make nominations at the company's 2015 annual meeting and the related risks for shareholders who grant Messrs. Casey and Keddie proxy authority with respect to votes cast in favor of the nominees identified.

2.
Please state whether you intend to submit votes on Proposals 2 and 3 for all shares of stock for which you have been granted proxy authority even if your nominees will not be considered by shareholders at the 2015 annual meeting.

Response:	We have provided disclosure confirming the intention to submit votes on Proposals 2 and 3.

3.
Disclosure in the definitive proxy statement filed April 30, 2015 indicates that "effective upon commencement of the Annual Meeting, the size of our Board of Directors will be temporarily reduced to five members from six members." Disclosure also indicates that shareholders "may not vote for a greater number of persons than the number of nominees named in the Proxy Statement." With a view toward revised disclosure, please advise us how this impacts your proposal to elect three nominees to the board of directors in the event that it is ultimately determined that the Participants are entitled to make nominations at the annual meeting of shareholders.

Response:	We have revised disclosure to provide that the proposal to elect directors relates to two nominees.

4.
The company has not included in its proxy statement a proposal to ratify the appointment of its independent registered public accounting firm. Please revise your proxy statement accordingly or explain why you intend to include such proposal.

Response:	We have deleted disclosure related to auditor ratification.

5.
It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Response:	We have advised the staff supplementally that the company commenced mailing of its proxy statement last week. Consequently, Casey Capital does not expect to disseminate proxy materials prior to the distribution of the company proxy statement.

Background to Solicitation

6.
With a view towards disclosure, please advise us in your response letter of the reasons that the company provided for rejecting Casey Capital's and Mr. Keddie's director nominations and why the participants believe the nominations were valid despite the company's position to the contrary.

Response:	In a letter dated April 15, 2015 which we provided to the staff supplementally on May 1, 2015, the company rejected Mr. Keddie's nominations on the basis that he is "not listed as a stockholder on the company's stock ledger maintained by [Essex's] transfer agent." The Company's letter also states that Mr. Keddie's nomination notice "was deficient in other respects, but that is no longer relevant." The company's letter fails to identify any deficiencies other than the allegation that he was not listed as a stockholder on the ledger maintained by the transfer agent. Mr. Keddie in fact is a record and beneficial owner of shares of the company. We provided to the staff on May 1, 2015 a statement from the company's transfer agent, Continental Stock Transfer & Trust ("Continental"), which identifies Mr. Keddie as an account holder of record of shares of the Company as of March 25, 2015. Clearly, as of March 25, 2015 according to the records of Continental as evidenced by this statement from Continental, Mr. Keddie is registered on the books and records of the Company as a holder of shares of the company. Through the date of this letter, Mr. Keddie continues to hold these shares as registered with Continental. Given the authenticity of the statement from Continental confirming Mr. Keddie's record ownership, we are of the opinion that the basis of the company's purported rejection of his nominations is false.
We understand that the company is claiming that neither Mr. Casey nor Casey Capital is listed as a stockholder on the ledger maintained by Continental. We provided to the staff on May 1, 2015 a statement from the company's transfer agent which identifies Mr. Casey as an account holder of record of shares of the Company as of April 16, 2015. Clearly, as of April 16, 2015 according to the records of Continental as evidenced by this statement from Continental, Mr. Casey is registered on the books and records of the company as a holder of shares of the company. Through the date of this letter, Mr. Casey continues to hold these shares as registered with Continental. Please also see the letter Casey Capital sent to the company on April 21, 2015 responding to Essex's rejection of its nominations as provided to the staff on May 1, 2015. Please refer to this April 21, 2015 letter for a thorough treatment of the application of the company's Bylaws and Delaware law to the nominations made by Casey Capital and Mr. Casey.

Reasons for Solicitation

7.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following statement as your belief in future filings, and provide supplemental support for this particular statement with your response:

•	"Laurence Levy and Edward Levy … have a track record of value destruction …
Response:	We have revised the statement referenced and provided additional supplemental support for the revised statement in our disclosure.

8.
Please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9 without factual foundation. Please provide an adequate supporting basis for these particular statements with your response:

•	"… Essex's governance does not function for the benefit of stockholders."
•	"… Essex's governance benefits only itself and, therefore, has an interest in entrenching itself."
Response:	We have deleted the statements referenced.

Proposal No. 1: Election of Directors

9.	Please update the first paragraph to reflect that effective upon commencement of the annual meeting, the size of the board of directors will be reduced to five members.
Response:	We have updated this disclosure as requested.

10.
Please disclose the name and principal business of the corporation or other organization that employs Mr. Climaco as a consultant. Also disclose whether he provides consulting services to companies in a particular industry and, if so, which industry.

Response:	We have provided the information requested.

Solicitation of Proxies; Participants in the Solicitation

11.	Please provide the information required by Item 4(b)(3)(iii) of Schedule 14A.
Response:	We have provided the information requested.

Proxy Card

12.
We note the reference to substitute nominees. Please confirm that should Casey Capital and Lee D. Keddie nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:	We confirm that should Casey Capital and Lee D. Keddie nominate substitute nominees before the meeting, we will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Soliciting Material on Schedule 14A

13.
In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties or directly or indirectly making charges concerning improper conduct by other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

•
"… you continue to disregard the best practices of corporate governance, including your maintenance of related party transactions with the Levys and excessive compensation to incumbent directors for board membership."

•	"… you never had any good faith intention of considering our nominees …."
Response:	In future soliciting material we will refrain from making the claims and statements described above.

14.
In your next filing of soliciting material pursuant to Rule 14a-12, please provide the information required by Rule 14a-12(a)(1)(i) for each participant or refer shareholders to previously filed soliciting material that contains such information.

Response:	We will identify all participants in the solicitation in our next filing of soliciting material pursuant to Rule 14a-12. We understand that none of such participants has any direct or indirect interest requiring disclosure pursuant to Rule 14a-12 that has not already been so disclosed.
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Attached hereto is the written acknowledgement requested. Acknowledgements of other participants were provided to the staff on April 14, 2015.
We trust that the foregoing sufficiently addresses your comments.  We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 579-6469.
Sincerely,
KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

FMR:klm

cc:   Mr. Kevin M. Casey (via e-mail)
        Mr. Lee Keddie (via e-mail)

ACKNOWLEDGEMENT

Each of the undersigned filing persons acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John M. Climaco

/s/ John M. Climaco

Lee D. Keddie

/s/ Lee D. Keddie

Shawn W. Kravetz

/s/ Shawn W. Kravetz

Dated:  May 5, 2015